AGREEMENT OF MERGER

This AGREEMENT OF MERGER, dated as of September 30, 2008, is made by and between KL Energy Corporation, a Nevada corporation with an address of 10161 Park Run Drive, Suite 150, Las Vegas, Nevada 89145 ("Surviving Corporation"), and KL Process Design Group, LLC, a South Dakota limited liability company with an address of 1141 Rand Road, Suite A, Rapid City, South Dakota 57702 ("Merging Entity"), with reference to the following recitals:

RECITALS

A. Merging Entity and Surviving Corporation have entered into and executed an Agreement and Plan of Merger, dated as of September 30, 2008 (the "Agreement and Plan of Merger"), providing for the merger of Merging Entity with and into Surviving Corporation (the "Merger").

B. The board of directors and the shareholders of Surviving Corporation have approved the Agreement and Plan of Merger and the Merger.

C. All of the members of Merging Entity have approved the Agreement and Plan of Merger and the Merger.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Merging Entity. Merging Entity is a limited liability company organized, existing and in good standing under the laws of the State of South Dakota. The Articles of Organization of Merging Entity were filed with the Secretary of State of the State of South Dakota on March 19, 2003.

2. Surviving Corporation. Surviving Corporation is a corporation organized, existing and in good standing under the laws of the State of Nevada.

3. Merger.

(a) At the Effective Time (as defined in Section 4 hereof), Merging Entity shall be merged with and into Surviving Corporation and the separate entity existence of Merging Entity shall thereupon cease, in accordance with the applicable provisions of Chapter 92A of the Nevada Revised Statutes (the "NRS") and the South Dakota Limited Liability Company Act.

(b) Surviving Corporation shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Nevada, and Surviving Corporation shall continue to possess all of its assets, rights, powers and property and

continue to be subject to all of the debts, liabilities and obligations of Surviving Corporation as constituted immediately prior to the Effective Time.

(c) At the Effective Time, Surviving Corporation shall succeed to, without other transfer, all of the assets, rights, powers and property and all of the debts, liabilities and obligations of Merging Entity in the same manner as if Surviving Corporation had itself incurred them. The Merger shall have the effects set forth in Section 92A.250 of the NRS and Section 47-34A-906 of the South Dakota Limited Liability Company Act.

4 Effective Date. The effective date of the Merger is September 30, 2008, the date both the agreement of merger in the form prescribed by the State of Nevada is filed with the Secretary of State of Nevada and this Agreement of Merger is filed with the Secretary of State of the State of South Dakota, at which time the Merger shall become effective (the "Effective Time").

5. Manner of Conversion of Equity Interests.

(a) The shares of common stock of Surviving Corporation issued and outstanding immediately prior to the Effective Time shall not be changed or converted as a result of the Merger but shall remain outstanding as shares of Common Stock of Surviving Corporation.

(b) At the Effective Time, all of the issued and outstanding membership interests of Merging Entity shall be, by virtue of the Merger and without any action on the part of any holder thereof, converted into the right to receive an aggregate of 9,900,765 (nine million nine hundred thousand and seven hundred sixty five) fully paid and nonassessable shares of common stock of Surviving Corporation, based on the respective holder's membership interests of Merging Entity on a pro rata basis.

6. Articles of Incorporation. The Articles of Incorporation of Surviving Corporation in effect immediately prior to the Effective Time shall be the Articles of Incorporation of Surviving Corporation after the Effective Time.

7. Bylaws. The Bylaws of Surviving Corporation in effect immediately prior to the Effective Time shall be the Bylaws of Surviving Corporation after the Effective Time.

8. Board of Directors. Immediately after the Effective Time, Randy Kramer, David Litzen, Thomas Schueller, Alan Rae, and Alain Vignon shall be the directors of Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with Surviving Corporation's Articles of Incorporation and Bylaws, and the incumbent directors of Surviving Corporation immediately prior to the Effective Time shall have resigned as directors of Surviving Corporation effective upon 10 days of the filing by

Surviving Corporation of the Schedule 14f-1 regarding the change in the majority of its directors.

9. Officers. Immediately after the Effective Time, the individuals set forth below shall be the officers of Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified in accordance with Surviving Corporation's Articles of Incorporation and Bylaws:

Randy Kramer -- President and Chief Executive Officer and Chief Financial Officer

David Litzen -- Vice President of Engineering and Chief Technical Officer

Dennis Harstad -- Vice President of Plant Operations

Steve Corcoran -- Vice President of Corporate Operations

10. Service of Process. Surviving Corporation hereby agrees that it may be served with process in the State of South Dakota and is subject to liability in any action or proceeding for the enforcement of any liability or obligation of Merging Entity, and for the enforcement, as provided in the applicable provisions of the South Dakota Limited Liability Company Act, of the right of the members of Merging Entity to receive payment for their interest against Surviving Corporation.

11. Agreement and Plan of Merger. Surviving Corporation shall furnish a copy of the Agreement and Plan of Merger, on request and without cost, to any member of Merging Entity.

[Signatures on Next Page]

IN WITNESS WHEREOF, Merging Entity and Surviving Corporation have caused this Agreement of Merger to be duly executed as of the date first written above.

"Surviving Corporation"

KL Energy Corporation,
a Nevada corporation

By: /s/ Ahmad Galal
Ahmad Galal, President and
Chief Executive Officer

"Merging Entity"

KL Process Design, LLC,
a South Dakota limited liability company

By: /s/ Randy Kramer
Randy Kramer, President and Member

By: /s/ David Litzen
David Litzen, Member

By: /s/ Dennis Harstad
Dennis Harstad, Member

By: /s/ Steve Corcoran
Steve Corcoran, Member